Exhibit 21.1
LIST OF SUBSIDIARIES OF OXFORD RESOURCE PARTNERS, LP

Subsidiary	Jurisdiction of Organization
Daron Coal Company, LLC	Ohio
Harrison Resources, LLC	Ohio
Oxford Mining Company, LLC	Ohio
Oxford Mining Company-Kentucky, LLC	Kentucky